

November 07, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by High Income Securities Fund (f/k/a Putnam High Income Securities Fund) (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Form N-CSR of High Income Securities Fund dated November 07, 2018. We agree with the statements concerning our Firm contained therein.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Attachment - Exhibit 99.IND.PUB.ACCT

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us